                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 9)*

                    Under the Securities Exchange Act of 1934

                        AMERICAN TECHNICAL CERAMICS CORP.
                        ---------------------------------
                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.01 PER SHARE)
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    030137103
                                 --------------
                                 (CUSIP Number)

                                KATHLEEN M. KELLY
                        AMERICAN TECHNICAL CERAMICS CORP.
                                 ONE NORDEN LANE
                       HUNTINGTON STATION, NEW YORK 11746
                                 (631) 622-4710

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 25, 2007
                               -------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S
INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND
FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER
DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF
1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT
BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE
NOTES).

CUSIP No. 030137103
-------------------

1   Name of Reporting Person                   Victor Insetta
    S.S. or I.R.S. Identification No.
    of Above Person
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2   Check the Appropriate Box if                     (a) [X]
    a Member of a Group                              (b) [ ]
   -----------------------------------------------------------------------------

3   SEC Use Only
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4   Source of Funds                                  OO
   -----------------------------------------------------------------------------

5   Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)       [ ]
   -----------------------------------------------------------------------------

6   Citizenship or Place of Organization             U.S.A.
   -----------------------------------------------------------------------------

                         7  Sole Voting Power                       -0-
                        --------------------------------------------------------

Number of Shares         8  Shared Voting Power                     -0-
Beneficially Owned by   --------------------------------------------------------
Reporting Person With
                         9  Sole Dispositive Power                  -0-
                        --------------------------------------------------------

                        10  Shared Dispositive Power                -0-
                        --------------------------------------------------------

11  Aggregate Amount Beneficially
    Owned By Each Reporting Person                   0
   -----------------------------------------------------------------------------

12  Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares              [ ]
   -----------------------------------------------------------------------------

13  Percent of Class Represented                     0%
    Amount in Row (11)
   -----------------------------------------------------------------------------

14  Type of Reporting Person                         IN

                                 Amendment No. 9
                                       to
                            Statement on Schedule 13D
                                    under the
                   Securities Exchange Act of 1934, as amended

        The undersigned hereby amends Items 2, 4, 5 and 6 of the Schedule 13D filed on October 18, 1985 (as amended, the "Schedule 13D") with respect to the
Common Stock, par value $.01 per share, of American Technical Ceramics Corp.
(the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended.

Item 2. Identity and Background.

        Item 2(c) is hereby amended by adding the following to the end of the
Item:

        In connection with the consummation of the transactions described in
Items 4 and 5 below, Mr. Insetta has submitted his resignation as Chairman of the Board, President, Chief Executive Officer and a director of the Company, effective upon the filing with the Securities and Exchange Commission of the
Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

Item 4. Purpose of the Transaction.

        Item 4 is hereby amended by adding the following to the end of the Item:

        On September 24, 2007, Mr. Insetta transferred 200,000 shares to The
Insetta Family Foundation, Inc., a Florida not-for-profit corporation (the
"Foundation"). As required by the Voting Agreement to which all of Mr. Insetta's shares are subject, dated June 15, 2007, by and among AVX Corporation ("AVX"),
Admiral Byrd Acquisition Sub, Inc., a wholly-owned subsidiary of AVX ("AVX
Merger Sub"), and certain stockholders named therein (the "Voting Agreement"), the Foundation has agreed to become bound by the provisions of the Voting
Agreement.

        On September 25, 2007, the Company completed its previously announced merger pursuant to the terms of the Agreement and Plan of Merger (the "Merger
Agreement"), dated as of June 15, 2007, by and among the Company, AVX and AVX
Merger Sub, whereby AVX Merger Sub was merged (the "Merger") with and into the
Company. Pursuant to the Merger Agreement, the separate corporate existence of
AVX Merger Sub has ceased and the Company, as the surviving corporation in the
Merger, became a wholly-owned subsidiary of AVX.

        As a result of the Merger, each outstanding share of common stock of the
Company has been converted into the right to receive $24.75 in cash, and each outstanding option to purchase common stock of the Company has been converted into the right to receive $24.75 in cash less the applicable exercise price with respect to each share of common stock underlying such option. The aggregate purchase price payable to the Company's former stockholders and optionholders is approximately $231,316,921.50. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger
Agreement, which is filed as Exhibit 5 to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)   Subparagraph (a) of Item 5 is hereby amended in its entirety to read as follows:

        As of September 25, 2007, as a result of the Merger, each share of common stock that Mr. Insetta may be deemed to beneficially own has been converted into the right to receive $24.75 in cash. Accordingly, Mr. Insetta no longer beneficially owns any shares of the Company's common stock.

        (b)   Subparagraph (b) of Item 5 is hereby amended in its entirety by adding the following:

        The information contained in Item 5(a) is hereby incorporated herein by this reference.

        (c)   The Chart in subparagraph (c) of Item 5 is hereby supplemented to include the following information:

 DATE                   TYPE OF TRANSACTION                NUMBER OF SHARES    PRICE PER SHARE
--------   --------------------------------------------    ----------------    ---------------

9/24/07                   Charitable Gift                       200,000              N/A
9/25/07       Conversion of shares into the right to           4,205,280           $24.75
           receive merger consideration pursuant to the
                         Merger Agreement

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

        Item 6 is hereby amended in its entirety by adding the following:

        The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: September 25, 2007                    /s/ VICTOR INSETTA
                                                     ---------------------------
                                                     Victor Insetta